Exhibit 99.1

Golden Star Fourth Quarter and Full Year 2014 Financial Results:
Fourth consecutive quarter of lower costs

Toronto, ON - February 19, 2015 - Golden Star today reports its financial results for the quarter and full year ended December 31, 2014 (“the fourth quarter” and “the year” respectively). All references to currency are to US dollars.

•	Gold sold during in 2014 totalled 260,788 ounces (FY 2013: 330,806 ounces) of which 72,085 ounces were sold in the fourth quarter (Q3 2014: 61,170 ounces)

•	Revenue for the year was $328.9 million (FY 2013: $467.8 million) and $86.6 million for the fourth quarter (Q3 2014: $77.8 million)

•	Mine operating expenses and cost of sales before depreciation and amortization in 2014 reduced by 12% and 19% respectively from the prior year

•	Cash operating cost per ounce[1] totalled $1,090 for 2014 (FY 2013: $1,049) and $919 for the fourth quarter (Q3 2014: $1,052)

•	Cash provided by operations before working capital changes for the year totalled $3.1 million (FY 2013: $30.3 million) and $11.7 million in the fourth quarter (Q3 2014: $1.4 million)

•	Profitability improving with adjusted net loss attributable to shareholders reduced to $12.2 million (FY 2013: $21.5 million)

•	Consolidated cash balance of $39 million at year end, with access to further $25 million in an agreed facility

•	Two development projects progressed to PEA with very favourable results

•	2015 expected to deliver lower operating costs with reduced mine operating risk

Sam Coetzer, President and CEO of Golden Star, commented:
“The last quarter of 2014 marks our fourth consecutive quarter of cost reductions, which were achieved across all operations and at the corporate level. Combined with the 18% quarter on quarter increase in ounces produced, these cost savings resulted in a shift to profitability for the Company in the quarter.
We anticipate these lower costs to be achieved again in 2015 and subsequently improved upon as we progress our two development projects into production. In the fourth quarter, we placed orders for the bulk of Wassa’s construction equipment and received the necessary permit to start the construction of the exploration decline later this year. At Prestea we announced the findings of a PEA that indicates this mine can be run at remarkably low cash costs for a modest capital investment.
As such, I believe the Company is entering 2015, well positioned to fulfil on our stated strategy of shifting to low cost production through the expansion of our non-refractory business line. ”
1 See "Non-GAAP Financial Measures".

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

The Company will conduct a conference call and webcast today, February 19, 2015, to discuss these results at 10:00am EST.
The call can be accessed by telephone or by webcast as follows:
Participants - Toll free: +1 888 390 0605
Participants - Toll: +1 416 764 8609
Conference ID (all numbers): 59674439
Webcast: www.gsr.com
A recording of the conference call will be available until February 26, 2015 by dialing:
Toll Free: +1 888 390 0541
Toll: +1 416 764 8677
Replay Passcode: 674439#
The webcast will also be available after the call at www.gsr.com
Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana. In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 - 275,000 ounces in 2015. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

For further information, please visit www.gsr.com or contact:

André van Niekerk, Executive Vice President and Chief Financial Officer
Angela Parr, Vice President Investor Relations
+1 416 583 3800
investor@gsr.com

Summary of Consolidated Operational and Financial Results:

		For the three months ended		For the years ended
		Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2014	Dec. 31, 2013

Wassa gold sold	oz	25,831	22,716	112,831	185,807
Bogoso gold sold	oz	46,254	38,454	147,957	144,999
Total gold sold	oz	72,085	61,170	260,788	330,806

Average realized gold price	$/oz	1,201	1,271	1,261	1,414
Cash operating cost per ounce[1]	$/oz	919	1,052	1,090	1,049
All-in sustaining cost per ounce[1]	$/oz	1,059	1,222	1,252	1,326

Gold revenues	$'000	86,586	77,758	328,915	467,796
Cost of sales excluding depreciation and amortization	$'000	71,410	70,774	304,912	377,140
Depreciation and amortization	$'000	8,150	6,271	26,219	59,966
Mine operating margin/(loss)	$'000	7,026	713	(2,216)	30,690
General and administrative expense	$'000	2,819	3,722	16,367	21,515
(Gain)/loss on fair value of 5% of Convertible Debentures	$'000	(1,501)	(5,743)	538	(51,967)
Impairment charges	$'000	57,747	—	57,474	355,624
Income tax recovery	$'000	(254)	(85)	(254)	(12,331)

Adjusted net income/(loss) attributable to Golden Star shareholders[1]	$'000	8,825	(1,325)	(12,234)	(21,493)
Net income/(loss) attributable to Golden Star shareholders	$'000	(48,155)	2,593	(73,079)	(265,892)

Cash provided by operations before working capital changes	$'000	11,682	1,374	3,088	30,328
Cash flow provided by/(used in) operations	$'000	4,316	(909)	2,411	59,246

Capital expenditures	$'000	9,219	5,952	33,655	102,867

1 See "Non-GAAP Financial Measures".

Review of Financial Performance

Gold sold in 2014 was 260,788 ounces compared to 330,806 sold in 2013. At Bogoso, gold sold increased from 144,999 ounces in 2013 to 147,957 ounces in 2014, after pushbacks were completed in May of 2014. Gold sold at Wassa decreased from 185,807 ounces in 2013 to 112,831 ounces in 2014 as mining in the high grade Father Brown pit ceased in May 2014. Fourth quarter 2014 gold sold was 72,085 ounces, up 18% from 61,170 ounces sold in the prior quarter.

Revenue for the full year 2014 was $328.9 million, lower than $467.8 million of revenue in 2013 as a result of the lower gold sales at lower gold prices. The average realized gold price for the year decreased from $1,414 per ounce in 2013 to $1,261 per ounce in 2014.

Full year cost of sales before depreciation and amortization reduced by 19% from 2013. This reduction is attributable to the elimination of higher cost contract miners, reduction in labour head count, reduced mine site expenditure from waste stripping, material savings in reagent costs as well as lower general and administrative costs.

Mine operating margin decreased from $30.7 million in 2013 to negative $2.2 million for 2014, predominantly as a result of Wassa’s reduced operating margin. Mine operating margin for the fourth quarter increased to $7.0 million from $0.7 million in the prior quarter as grade and production increased at both mines.

Consolidated cash operating costs per ounce totalled $1,090 per ounce in 2014, up from $1,049 in 2013. However, fourth quarter cash operating costs were $919 per ounce, a 13% reduction from the prior quarter and the lowest cash operating costs per ounce achieved since 2012. These lower costs per ounce are primarily as a result of higher head grade, tonnes processed and recoveries at both mines.

Corporate general and administrative expenditures were reduced from $21.5 million in 2013 to $16.4 million in 2014. This was achieved with reductions in expat workers as well as head count and administrative costs in the corporate office.

The adjusted net income attributable to Golden Star shareholders for the fourth quarter was $8.8 million, compared to an adjusted net loss of $1.3 million in the prior quarter. The improvement in profitability at Bogoso is the main contributor to a stronger group overall performance. In addition to this profitability was improved across the Company’s operations for the full year with lower operating costs and lower general and administrative expenses. This is reflected in the reduced adjusted net loss attributable to shareholders of $12.2 million for 2014 from $21.5 million in the prior year.

Cash provided by operations before changes in working capital for the fourth quarter was $11.7 million compared to $1.4 million in the prior quarter. With minimal changes to the working capital over the year, cash provided by operations was $2.4 million for 2014. This compares to cash provided by operations of $59.2 million in 2013.

Capital expenditures at Wassa and Bogoso for the fourth quarter totalled $9.2 million with capital expenditures for the full year of $33.7 million. This is $16.3 million less than the initial forecast. The consolidated cash balance was $39 million at December 31, 2014 with $10 million drawn down on credit facilities in the fourth quarter. A further $25 million remains available for drawdown on an existing facility.

Review of Operational Performance

Wassa Operations

		For the three months ended		For the years ended
		Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2014	Dec. 31, 2013
WASSA FINANCIAL RESULTS
Revenue	$'000	30,979	28,936	142,734	263,072

Mine operating expenses	$'000	26,559	24,672	114,667	145,484
Royalties	$'000	1,550	1,449	7,144	13,171
Operating costs from/ (to) metals inventory	$'000	(3,107)	157	(4,326)	4,411
Cost of sales excluding depreciation and amortization	$'000	25,002	26,278	117,485	163,066
Depreciation and amortization	$'000	4,439	3,015	14,619	40,883
Mine operating margin/(loss)	$'000	1,538	(357)	10,630	59,123

Capital expenditures	$'000	5,941	3,751	16,406	33,570

WASSA OPERATING RESULTS
Ore mined	t	653,061	630,944	2,656,064	2,053,259
Waste mined	t	2,830,078	2,316,733	12,398,568	13,258,797
Ore processed	t	651,462	612,611	2,629,029	2,695,284
Grade processed	g/t	1.32	1.20	1.41	2.29
Recovery	%	93.4	91.9	92.7	94.5
Gold sales	oz	25,831	22,716	112,831	185,807
Cash operating cost per ounce[1]	$/oz	908	1,072	971	805

1 See "Non-GAAP Financial Measures”.

Ore tonnes mined in the fourth quarter were in line with the prior quarter. The strip ratio in the fourth quarter increased marginally to 4.3:1 (Q3 2014: 3.7:1) in line with the mine plan. The strip ratio is forecast to increase in the early part of 2015 but otherwise is expected to be lower for 2015. Mining activities in 2014 are not directly comparable with 2013, when ore was sourced from both the Wassa and Father Brown pits. Mining at Father Brown pit ceased in May 2014.

During December 2014, Wassa participated in load shedding activities at the request of the Ghanaian Ministry of Power. Through careful planning of maintenance and scheduled downtime at Wassa, the impact on the mine’s processing capacity was mitigated. The Ministry has requested that further load shedding take place in 2015.

At present two of Ghana’s three thermal plants are running at below capacity and the third is offline. Furthermore the country’s hydroelectric plants are running at well below capacity due to low water levels in the three main dams. This is expected to be alleviated once the rainy season starts towards the middle of the year.

It is expected that two of the three thermal plants will be running at capacity again by the start of the second quarter of 2015 when gas supply from offshore sources and Nigeria are expected to come online. The third thermal plant is also under construction and expected to be online in the first half of 2015. The Company’s total production for 2015 may be adversely impacted if rainfall in the hydro-electric catchment area is below expectations and the supply of natural gas remains constrained.

The Wassa processing plant performed at rated capacity over both the fourth quarter and the year.

Grade processed in 2014 declined in line with the grade mined, with only material from the Wassa Main pit being processed in the second half of the year. While mining in the Father Brown pit was profitable in 2013, continued mining beyond May 2014 would have required an investment of approximately $26 million in betterment stripping.

Grade mined and processed at Wassa in the fourth quarter increased from 1.20 g/t Au in the prior quarter to 1.32 g/t Au. Grade is forecast to increase steadily through 2015 and average 1.4-1.5 g/t Au for the year.

Gold produced and sold at Wassa totalled 112,831 ounces in 2014, a reduction from the 185,807 ounces sold in 2013. Ounces produced and sold increased in the fourth quarter to 25,831 from 22,716 in the prior quarter with more tonnes processed at higher grade.

Mine operating expenses for Wassa totalled $114.7 million for the full year 2014, $30.8 million lower than those incurred during 2013. This 21% reduction in expenses is largely due to the termination of higher cost contract mining and long haul distances from the Father Brown pit as well as cost savings in other parts of the operations.

Wassa's cash operating cost per ounce for 2014 increased to $971 from $805 in 2013, due to fewer ounces recovered from the lower grade ore. Fourth quarter cash operating costs per ounce reduced to $908 from $1,072 in the third quarter.

Capital expenditures for 2014 totalled $16.4 million, of which $7.9 million was spent on development drilling below the Wassa Main pit and $2.9 million was spent in the construction of the new tailings facility. This reduction in capital expenditure relative to guidance of $19.0 million was achieved by deferring expenditure on the Wassa tailings facility and modifications to the processing plant.

Wassa Underground

It is the Company's intention to develop an underground mine at Wassa that will operate in conjunction with the existing open pit mine and as such, a preliminary economic assessment (“PEA”) of this combined operation was completed during the third quarter of 2014. The PEA indicates a post-tax IRR of 78% with a NPV for the entire mine of $271 million assuming a gold price of $1,200 per ounce and a 5% discount rate.

The PEA indicates that with the expansion to underground mining in 2016, cash operating costs per ounce and all-in sustaining costs per ounce are estimated to reduce to approximately $680 and $780, respectively, for the life of the Wassa mine.

As Wassa was successful in securing financing in September 2014, the construction of an exploration decline is expected to commence in the second quarter of 2015. The permits necessary to construct the decline were obtained in late 2014. A feasibility study to improve the accuracy of the economics and reduce the associated risks to this project is currently underway and the results are expected to be released in the first quarter of 2015. The Environmental Impact Assessment is also underway and expected to be submitted in late 2015. First production from test stoping at Wassa underground is expected in the first half of 2016 and the mine life is currently estimated at ten years thereafter.

Bogoso Operations

		For the three months ended		For the years ended
		Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2014	Dec. 31, 2013
BOGOSO FINANCIAL RESULTS
Revenue	$'000	55,607	48,822	186,181	204,724

Mine operating expenses	$'000	44,362	45,035	182,864	193,490
Royalties	$'000	2,782	2,442	9,315	10,243
Operating costs from/ (to) metals inventory	$'000	(736)	(2,981)	(4,752)	10,341
Cost of sales excluding depreciation and amortization	$'000	46,408	44,496	187,427	214,074
Depreciation and amortization	$'000	3,711	3,256	11,600	19,083
Mine operating margin/(loss)	$'000	5,488	1,070	(12,846)	(28,433)

Capital expenditures	$'000	3,278	2,201	17,249	69,079

BOGOSO OPERATING RESULTS
Ore mined refractory	t	729,921	775,241	2,690,760	1,755,039
Ore mined non-refractory	t	—	—	—	391,289
Total ore mined	t	729,921	775,241	2,690,760	2,146,328
Waste mined	t	1,694,068	2,142,733	12,169,105	23,409,092
Refractory ore processed	t	665,123	559,122	2,542,273	2,352,314
Refractory ore grade	g/t	2.73	2.67	2.30	2.24
Gold recovery – refractory ore	%	72.2	72.7	70.3	68.7
Non-refractory ore processed	t	331,769	315,349	1,382,213	1,190,954
Non-refractory ore grade	g/t	1.02	1.07	0.96	1.39
Gold recovery - non-refractory ore	%	39.4	42.4	39.2	48.1
Gold sold refractory	oz	41,968	33,610	130,208	119,856
Gold sold non-refractory	oz	4,286	4,844	17,749	25,143
Gold sales (total)	oz	46,254	38,454	147,957	144,999
Cash operating cost per ounce[1]	$/oz	926	1,041	1,180	1,361

1 See "Non-GAAP Financial Measures".

In 2014, Bogoso benefitted from the investment made in the betterment stripping campaign that took place from 2012 through to early 2014. As a result of this, access to ore was dramatically improved and ore tonnes mined in the year increased 53% from the prior year. The strip ratio in the refractory pits continued to reduce from 2.8:1 in the third quarter of 2014 to 2.3:1 in the fourth quarter, and was 4.5:1 for the year. The refractory pits are expected to be mined out by the third quarter of 2015 after which the refractory plant will be placed on care and maintenance.
Bogoso was not impacted by load shedding activities in December 2014. Power from the Wassa power generating facility was fed back into the national grid in Ghana in December. By agreement with Ghanaian Ministry of Energy this has to date, and should continue to, alleviate any requirement to reduce power consumption at Bogoso.

Bogoso gold production and sales totalled 147,957 ounces for 2014, up slightly from 144,999 ounces sold in 2013. In the fourth quarter, production improved 20% from the prior quarter to 46,254 ounces as grade and tonnes processed at refractory operations increased.

Revenue decreased from $204.7 million in 2013 to $186.2 million in 2014 as realized gold prices declined by 11%. Revenue in the fourth quarter increased in line with ounces sold from $48.8 million to $55.6 million.

Retreatment of tailings at Bogoso continued in the fourth quarter. After delineating the areas of the tailings storage facility with higher grade and less complex metallurgy, material was exclusively mined in these benches over the last two quarters. With less water in the tailings facility, tonnes mined and treated increased in the fourth quarter but at slightly lower grade which impacted total production.

In the fourth quarter 2014 Bogoso's mine operating expenses were $44.4 million which was in line with the prior quarter. Despite total tonnes mined decreasing in the fourth quarter, tonnes processed increased by 14% which contributed to higher expenses.

For the full year, mine operating expenses and cash operating costs reduced by 5% and 9% respectively from 2013. These savings were achieved in labour cost reductions, lower waste mining costs, improved maintenance practices and a reduction in reagent consumption.

Cash operating cost per ounce totalled $926 for the fourth quarter of 2014, compared to $1,041 per ounce in the third quarter of 2014. These are the lowest costs per ounce achieved at Bogoso in the last four years. For the year, Bogoso’s cash costs were $1,180 per ounce, a 13% reduction from 2013.

Capital expenditures for 2014 totalled $17.2 million, which is greatly reduced from $69.1 million in 2013. Capital expenditure in 2014 was below the forecast $30 million with reduced expenditure on maintenance and dewatering at Prestea as well as less investment in refractory development projects and on the Biox plant at Bogoso.

Prestea

Prestea is an underground mine which has been in existence for over 100 years and has produced an estimated 9 million ounces of gold to date. It is currently on care and maintenance while evaluation and exploration activities are taking place.

In line with the Company’s strategy to pursue growth from low cost ounces, the decision was taken to review the optimal mining method for Prestea initially published in June 2013. In November 2014, a revised PEA for Prestea was published. This PEA is based on the development of a non-mechanized mining operation for which the associated capital expenditure is substantially lower and the IRR superior. Based on the assumption of a gold price of $1,200 per ounce, the results indicate an IRR of 72%, NPV at a 5% discount rate of $121 million and a payback period of 2.5 years from the start of development.

In 2015, $12.6 million of capital expenditures is expected to be spent at Prestea.

Outlook

The Company remains focused on the execution of its strategy of transforming Golden Star to a low cost non-refractory gold producer. Consolidated cash operating costs per ounce finished the year at their lowest point in over three years, an improvement that is estimated to continue into 2015.

With the development of the underground mines at Wassa and Prestea, the average life of mine cash operating costs for the Company are expected to decline to below $700 per ounce from 2016 onwards. Similarly all-in sustaining costs are expected to be below

$750 per ounce from 2016 onwards. The Company is in discussions with a number of providers of capital to secure financing to complete these projects.
GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)

	For the years ended December 31,
	2014	2013

Revenue	$328,915	$467,796
Cost of sales excluding depreciation and amortization	304,912	377,140
Depreciation and amortization	26,219	59,966
Mine operating (loss)/ margin	(2,216)	30,690

Other expenses/ (income)
Exploration expense	556	1,667
General and administrative	16,367	21,515
Property holding costs	—	7,018
Finance expense, net	7,375	9,841
Other income	(1,104)	(2,163)
Loss/ (gain) on fair value of 5% Convertible Debentures	538	(51,967)
Impairment charges	57,747	355,624
Income before tax	(83,695)	(310,845)
Income tax recovery	(254)	(12,331)
Net loss	$(83,441)	$(298,514)
Net loss attributable to non-controlling interest	(10,362)	(32,622)
Net loss attributable to Golden Star shareholders	$(73,079)	$(265,892)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.28)	$(1.03)
Weighted average shares outstanding-basic and diluted (millions)	259.4	259.1

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS
OF COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013

OTHER COMPREHENSIVE LOSS
Net loss	$(83,441)	$(298,514)
Unrealized gain on investments, net of taxes	—	(7,626)
Transferred to net loss, net of taxes	—	1,370
Comprehensive loss	(83,441)	(304,770)
Comprehensive loss attributable to non-controlling interest	(10,362)	(32,622)
Comprehensive loss attributable to Golden Star shareholders	$(73,079)	$(272,148)

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

	As of December 31, 2014	As of December 31, 2013

ASSETS
Current Assets
Cash and cash equivalents	$39,352	$65,551
Accounts receivable	14,832	8,200
Inventories	54,279	67,725
Prepaids and other	4,767	6,852
Total Current Assets	113,230	148,328
Restricted cash	2,041	2,029
Mining interests	142,782	165,193
Exploration and evaluation assets	—	9,747
Intangible assets	—	446
Total Assets	$258,053	$325,743

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$123,451	$108,983
Current portion of rehabilitation provisions	4,562	7,783
Current tax liability	—	9,506
Current portion of long term debt	17,181	10,855
Total Current Liabilities	145,194	137,127
Long term debt	85,798	83,387
Rehabilitation provisions	81,254	78,527
Total Liabilities	312,246	299,041

SHAREHOLDERS' EQUITY
Share capital
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	695,266	694,906
Contributed surplus	31,532	29,346
Deficit	(725,623)	(652,544)
Total Golden Star Equity	1,175	71,708
Non-controlling interest	(55,368)	(45,006)
Total Equity	(54,193)	26,702
Total Liabilities and Shareholders' Equity	$258,053	$325,743

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013

OPERATING ACTIVITIES:
Net loss	$(83,441)	$(298,514)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization	26,267	60,008
Gain on sale of assets	(117)	(1,271)
Write-off of unsuccessful exploration costs	—	1,333
Impairment charges	57,747	355,624
Share-based compensation	2,515	3,013
Deferred income tax recovery	—	(32,936)
Loss/ (gain) on fair value of 5% Convertible Debentures	538	(51,967)
Accretion of rehabilitation provisions	1,746	592
Amortization of deferred financing fees	248	103
Reclamation expenditures	(3,554)	(5,657)
Other	1,139	—
Changes in working capital	(677)	28,918
Net cash (used in)/provided by operating activities	2,411	59,246
INVESTING ACTIVITIES:
Additions to mining properties	(73)	(62,415)
Additions to plant and equipment	(499)	(3,780)
Additions to construction in progress	(32,232)	(36,454)
Additions to exploration and evaluation assets	—	(218)
Capitalized interest	(851)	—
Change in accounts payable and deposits on mine equipment and material	(2,894)	(5,695)
Proceeds from sale of assets	—	7,200
Other investing activities	(12)	—
Net cash used in investing activities	(36,561)	(101,362)
FINANCING ACTIVITIES:
Principal payments on debt	(12,049)	(7,876)
Proceeds from debt agreements and equipment financing	20,000	36,507
Exercise of options	—	152
Net cash provided by financing activities	7,951	28,783
Decrease in cash and cash equivalents	(26,199)	(13,333)
Cash and cash equivalents, beginning of period	65,551	78,884
Cash and cash equivalents, end of period	$39,352	$65,551

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Stated in thousands of U.S. dollars except shares and per share data)

	For the three months ended December 31,
	2014	2013

Revenue	$86,586	$96,034
Cost of sales excluding depreciation and amortization	71,410	88,549
Depreciation and amortization	8,150	9,673
Mine operating margin/ (loss)	7,026	(2,188)

Other expenses/ (income)
Exploration expense	229	155
General and administrative	2,819	5,098
Finance expense, net	1,847	2,838
Other income	(316)	(1,531)
Gain on fair value of 5% Convertible Debentures	(1,501)	(1,624)
Impairment charges	57,747	159,704
Loss before tax	(53,799)	(166,823)
Income tax recovery	(254)	(1,518)
Net loss	$(53,545)	$(165,305)
Net loss attributable to non-controlling interest	(5,390)	(16,729)
Net loss attributable to Golden Star shareholders	$(48,155)	$(148,576)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.19)	$(0.57)
Weighted average shares outstanding-basic and diluted (millions)	259.4	259.1
Weighted average shares outstanding-diluted (millions)	259.4	259.1

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Stated in thousands of U.S. dollars)

	For the three months ended December 31,
	2014	2013

OPERATING ACTIVITIES:
Net loss	$(53,545)	$(165,305)
Reconciliation of net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	8,160	9,675
Gain on sale of assets	(117)	(952)
Loss on retirement of asset	(141)	—
Write-off of unsuccessful exploration costs	—	1,333
Impairment charges	57,747	159,704
Share-based compensation	326	413
Deferred income tax recovery	—	150
Gain on fair value of 5% Convertible Debentures	(1,501)	(1,624)
Accretion of rehabilitation provisions	437	148
Amortization of deferred financing fees	62	62
Reclamation expenditures	(408)	(738)
Other	662	—
Changes in working capital	(7,366)	(5,267)
Net cash provided by/ (used in) operating activities	4,316	(2,401)
INVESTING ACTIVITIES:
Additions to mining properties	—	(10,936)
Additions to plant and equipment	—	(1,577)
Additions to construction in progress	(8,368)	(10,000)
Capitalized interest	(851)	—
Change in accounts payable and deposits on mine equipment and material	1,889	4,440
Other investing activities	(7)	(66)
Net cash used in investing activities	(7,337)	(18,139)
FINANCING ACTIVITIES:
Principal payments on debt	(3,657)	(2,235)
Proceeds from debt agreements	10,000	21,688
Net cash provided by financing activities	6,343	19,453
Increase/(decrease) in cash and cash equivalents	3,322	(1,087)
Cash and cash equivalents, beginning of period	36,030	66,638
Cash and cash equivalents, end of period	$39,352	$65,551

Non-GAAP Financial Measures
In this press release, we use the terms “cash operating cost per ounce”, “all-in sustaining costs per ounce”, “cash provided by operations before working capital changes” and "adjusted net income/ (loss) attributable to shareholders". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards (“IFRS”).
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Company’s outstanding convertible debentures and non-cash impairment charges, the Company calculates "adjusted net income/ (loss) attributable to shareholders" to supplement the condensed consolidated financial statements.
Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.
For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2014 and the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013, available at www.sedar.com.

Cautionary note regarding forward-looking information
This report contains "forward looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements include, but are not limited to, information or statements with respect to: expected improvements to cash operating costs at Wassa and Bogoso for 2015; anticipated average life of mine cash operating costs after development of the Wassa and Prestea underground mines for 2016 and beyond; gold production forecast for 2015; grades, mine operating expense and gold production at Wassa and Bogoso through 2015; the Company’s strategy of transforming its business to being a lower cost non-refractory producer; plans and expectations related to Wassa, including strip ratio expectations in 2015, load shedding activities in 2015 and matters relating to Ghana energy sources; matters relating to a feasibility study for Wassa, including estimated post-tax IRR and NPV of Wassa underground (including assumed discount rates), and the timing for first production from Wassa underground; plans for the Bogoso refractory pits to be mined out in 2015; and expectations for securing funding to develop Prestea and 2015 Prestea expected expenditures.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.
Cautionary note to U.S. investors
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
Additional information regarding Wassa and Prestea are available in the Company’s National Instrument 43-101 compliant technical reports titled “NI 43-101 Technical Report on a Preliminary Economic Assessment of the Wassa Open Pit Mine and Underground Project in Ghana” and “NI 43-101 Technical Report on Preliminary Economic Assessment Shrinkage Mining of the West Reef Resource, Prestea Underground Mine, Ghana”, respectively.
Source: Golden Star Resources Ltd.